NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

INFORMATION CIRCULAR – PROXY STATEMENT

DATED SEPTEMBER 16, 2013

WITH RESPECT TO THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

THURSDAY OCTOBER 17, 2013

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON
THURSDAY OCTOBER 17, 2013

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of NXT Energy Solutions Inc. (the “Corporation”) will be held at the Calgary Petroleum Club (Presidents Room) located at 319 - 5th Avenue S.W., Calgary, Alberta, Canada at 3:00 pm (Calgary time) on October 17, 2013 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2012 and the report of the auditors thereon;
2.	to appoint auditors of the Corporation for the ensuing year at a remuneration to be determined by the Board of Directors;
3.	to elect directors of the Corporation for the ensuing year;
4.	to consider and, if thought appropriate, to pass an ordinary resolution approving and ratifying the Corporation’s amended and restated stock option plan (the “Option Plan”) as required annually by the TSX Venture Exchange;
5.	to consider and, if deemed appropriate, to pass a special resolution in the form included in the accompanying Information Circular to amend the Articles of the Corporation, to include a provision to allow for meetings of the shareholders of the Corporation to be held outside of Alberta; and
6.	to consider and, if deemed appropriate, pass an ordinary resolution confirming and ratifying the adoption of the amended and restated by-laws of the Corporation as described in the accompanying Information Circular.
7.	to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular and appendices thereto.

The Board of Directors (the “Board”) of the Corporation has fixed September 12, 2013 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta, this 16th day of September, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“George Liszicasz”

Chairman and Chief Executive Officer

Important

Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to complete, date and sign the enclosed instrument of proxy and return it to Olympia Trust Company at Suite 2300, 125 – 9th Street S.E., Calgary, Alberta T2G 0P6, (facsimile: 403-265-1455) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof

Shareholders are cautioned that the use of mail to transmit proxies is at each shareholder's risk.

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NXT ENERGY SOLUTIONS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

This Information Circular is furnished to holders ("Shareholders") of common shares ("Common Shares") of NXT Energy Solutions Inc. (the "Corporation") by management of the Corporation in connection with the solicitation of proxies to be voted at the Meeting for the purposes set forth in the accompanying Notice of Meeting.

The information contained in this Information Circular is given as at September 16, 2013, and all dollar figures are in Canadian dollars, unless indicated otherwise.

SOLICITATION OF PROXIES

The enclosed proxy is solicited by and on behalf of the management of the Corporation. The persons named in the enclosed proxy form are directors or senior officers of the Corporation. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting and may do so either by inserting such other person’s name in the blank space provided in the proxy form or by completing another proper form of proxy.

The completed proxy form must be deposited at the offices of the Corporation at Suite 1400, 505-3rd Street S.W., Calgary, Alberta, T2P 3E6, or at the offices of Olympia Trust Company at Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6 (facsimile: 403-265-1455) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of the Corporation. The cost of solicitation will be borne by the Corporation.

EXERCISE OF DISCRETION BY PROXYHOLDERS

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, the relevant Common Shares will be voted in favour of all matters set out in the proxy. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting. As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

SIGNING OF PROXY

The form of proxy must be signed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. A form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person’s capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

VOTING BY INTERNET

Shareholders may also use the website at https://secure.olympiatrust.com/proxy/ to transmit their voting instructions (the "Voting Website"). Shareholders should have the form of proxy in hand when they access the website. Shareholders will be prompted to enter their Web Voting ID Number located on the address box on the proxy. If Shareholders vote by internet, their vote must be received not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) preceding the Meeting or an adjournment of the Meeting. The Voting Website may be used to appoint a proxy holder to attend and vote on a Shareholder's behalf at the Meeting and to convey a Shareholder's voting instructions. Please note that if a Shareholder appoints a proxy holder and submits their voting instructions via the Voting Website and subsequently wishes to change their appointment, a Shareholder may resubmit their proxy and/or voting direction on the Voting Website prior to the deadline noted above. When resubmitting a proxy on the Voting Website, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted on the Voting Website by the deadline noted above.

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REVOCABILITY OF PROXIES

A Shareholder who has submitted a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A Shareholder may revoke a proxy by depositing an instrument in writing, executed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, in its corporate name by a duly authorized officer or attorney thereof:

(i)	at the offices of the registrar and transfer agent of the Corporation, Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof;
(ii)	at the offices of the Corporation at Suite 1400, 505 – 3rd Street S.W., Calgary, Alberta T2P 3E6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; or
(iii)	with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the office of the registrar and transfer agent of the Corporation within the time period set out under the heading “Voting of Proxies”, or by the Shareholder personally attending at the Meeting and voting its Common Shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as certain Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by a person whose name appears on the records of the Corporation as the registered holder of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a person by a broker, then, in almost all cases, those shares will not be registered in the person’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the person’s broker or an agent of that broker. In Canada, the vast majority of Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting such shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Securities are communicated to the appropriate person or that the shares are duly registered in their name.

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically provides a scannable voting instruction form, in lieu of the form of proxy provided by the Corporation, and asks Beneficial Shareholders to return the voting instruction form to Broadridge. Alternatively, Beneficial Shareholders can either call their toll‑free telephone number to vote their Securities or access Broadridge’s dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting – the voting instruction form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have such shares voted.

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Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote their Common Shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his or her Common Shares as proxy holder for the registered shareholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or executive officer of the Corporation who has held office as such since the beginning of the Corporation’s last financial year, any proposed nominee for election as director, or any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting other than the election of directors and the approval and ratification of the Corporation's amended and restated stock option plan ("Option Plan") dated October 26, 2012.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting of Common Shares - General

The Corporation is authorized to issue an unlimited number of Common Shares and as at the date hereof there are 41,561,626 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of the Shareholders.

Only persons registered as holders of Common Shares as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting, except that any person who acquires Common Shares from a Shareholder after that date may vote the shares so acquired if, not later than 10 days prior to the Meeting, that person makes a request to Olympia Trust Company to have his name included on the Shareholders’ list for the Meeting and establishes that he owns the Common Shares.

As of the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of the Corporation’s securities entitled to be voted at the Meeting, except as follows:

Name and Address	Approximate Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Percentage of Holder’s Shares to all Shares of the Class
George Liszicasz	7,196,490 Common Shares	17%

Mr. Liszicasz also holds 8,000,000 non-voting convertible preferred shares, which were issued under a Technical Transfer Agreement (the “TTA”) dated December 31, 2006 covering a transfer of technology to the Corporation. Under the terms of the TTA, a total of 10,000,000 preferred shares were issued, and are convertible on a 1 for 1 basis into Common Shares of the Corporation. A total of 2,000,000 preferred shares were immediately convertible upon issue and were converted in May, 2013, and the remaining 8,000,000 preferred shares are convertible on or before December 31, 2015 at the option of the Corporation, or earlier based upon the Corporation meeting cumulative revenue thresholds under the terms of the TTA.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to:

(i)	the receipt of the consolidated financial statements of the Corporation for the financial year ended December 31, 2012;
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(ii)	the appointment of auditors;
(iii)	fixing the number of directors to be elected at the Meeting and the election of directors to serve until the next annual meeting of Shareholders;
(iv)	the approval of the amended and restated stock option plan of the Corporation;
(v)	considering and, if deemed appropriate, passing a special resolution in the form included herein to amend the Articles of the Corporation, including a provision to allow for meetings of the shareholders of the Corporation to be held outside of Alberta; and
(vi)	considering and, if deemed appropriate, passing an ordinary resolution in the form included herein confirming and ratifying the adoption of the amended and restated by-laws of the Corporation as described herein.

I.                    FINANCIAL STATEMENTS

The Corporation’s audited financial statements for the financial year ended December 31, 2012, the accompanying notes thereto, the Auditor’s report thereon, and the Management’s Discussion and Analysis in respect of the financial statements (collectively, the “Financial Statements”) were previously mailed to Registered Shareholders with respect to this Management Information Circular.

II.	APPOINTMENT OF AUDITOR

The Corporation proposes to nominate the Corporation’s existing auditors, KPMG LLP, Chartered Accountants, to act as the Corporation’s independent auditors, to hold office until the next annual meeting of the Shareholders at a remuneration to be determined by the Board of Directors of the Corporation. KPMG LLP, Chartered Accountants, were first appointed as the Corporation’s auditor in 2006.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of Shareholders, at a remuneration to be determined by the Board of Directors of the Corporation.

III.	ELECTION OF DIRECTORS

The Corporation's Board is currently composed of six directors. Management seeks the approval by the Shareholders to fix the number of directors to be elected at six. All six of the nominees are currently members of the Board of the Corporation. Each director elected will hold office until the next annual meeting of the Shareholders, unless his office is vacated earlier.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of setting the number of directors to be six and the election, as directors, of the nominees whose names are set forth below.

Management of the Corporation does not contemplate that any of the nominees will, for any reason, become unable or unwilling to serve as a director. However, if any change should occur prior to the Meeting, the persons named in the form of proxy reserve the right to vote for other nominees of their choice.

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Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of shares Beneficially Owned (1)	Year became a Director
George Liszicasz Calgary AB Canada	Chairman, Chief Executive Officer, President and Director	Mr. Liszicasz is the inventor of the Corporation’s SFD® technology and has been Chairman and Chief Executive Officer since the Corporation's inception in 1996. Mr. Liszicasz’ primary responsibilities, as the Chief Executive Officer and President, are to oversee all operations and to further develop the SFD® technology. Mr. Liszicasz studied electronics and general sciences at the University of British Columbia and obtained a High Voltage Controls and Station Operations degree in Electronics from the Landler Jeno Technitken in Hungary in 1973.	7,196,490 Common Shares (6)	1996

Charles Selby Calgary AB Canada	Director [2,3,5]

Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered professional engineer in the Province of Alberta. Mr. Selby is also the Chairman and CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.)  He is the president of Caledonian Royalty Corporation and Caledonian Global Corporation, which are involved in oil & gas exploration and production. He is a former officer of Pengrowth Corporation, which administered Pengrowth Energy Trust, a large North American energy royalty trust.

Mr. Selby was also previously a director of Idaho Natural Resources Corp., Vecta Energy Corp., and Qwest Investment Management Corp., all of which are reporting issuers in Canada.

			378,161 Common Shares	2006

Thomas E. Valentine Calgary AB Canada	Director [3,4]

Mr. Valentine is a Partner with Norton Rose Fulbright LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

Mr. Valentine is a member of the Board of Directors of two other Canadian public companies, Calvalley Petroleum Inc. and Touchstone Exploration Inc.

Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LL.M. from the London School of Economics.

			Nil	2007

M. S. (Mickey) Abougoush Calgary AB Canada	Director [2,4]

Mr. Abougoush is a professional engineer with over 40 years of experience in the petroleum industry, largely in technical and executive positions. He is currently the chairman of Teknica Overseas Ltd., an international consulting company. He previously was chairman of SQFive Intelligent Oilfield Solutions Ltd., an international consulting and software development company and also served as president of Teknica Petroleum Services Ltd., an international consulting and software development company. He was formerly a director of both CCR Technologies Ltd. and WellPoint Systems, Inc., both of which were public companies listed on the TSX Venture Exchange.

			Nil	2007
John Agee Minnesota, MN, USA	Director [2,3,4]

Mr. Agee recently retired following a 25+ year career in senior executive positions with various prominent US families, including the Carlson Family in Minneapolis, MN (owners of Radisson, Country Inns and Suites, and TGI Friday's) from 2010 through February 2011, and the Steve Case Family in Washington, DC from 2000 through 2009 (Steve Case is the co-founder of America Online). Mr. Agee also served on numerous private, public, and non-profit Boards, and currently consults part-time in matters related to wealth management and is a CPA (inactive). He is a former director of Maui Land and Pineapple, a New York Stock Exchange listed company.

Mr. Agee has a BA in economics and accounting from St. John's University, Collegeville, Minnesota, and a MBA from the University of Minnesota.

			203,000 Common shares	2011
Krishna Vathyam Calgary AB Canada	Director [3,4]	Mr. Vathyam is the Chairman and CEO of Petrodorado Energy Ltd. (“Petrodorado”) and has extensive experience in international markets; having spent 23 years with Schlumberger, a leading global oilfield services company. Petrodorado is a Colombia focused junior oil and gas exploration and production company which Mr. Vathyam founded in early 2009.	Nil	2013

Notes:

(1)	The information as to shares beneficially owned as at the current date, not being within the knowledge of the Corporation, has been obtained from information provided by the directors to the Corporation.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Disclosure Committee.
(6)	Mr. Liszicasz also holds 8,000,000 non-voting convertible preferred shares, which were issued under the TTA as more fully described herein.
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Compensation Discussion and Analysis

This disclosure is intended to communicate the compensation provided to the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and all other executive officers of the Corporation whose total compensation exceeded $150,000 for the year ended December 31, 2012 (collectively, the “Named Executive Officers”). For the year ended December 31, 2012, the Named Executive Officers included Mr. Liszicasz, the CEO, Mr. Steedman, the Vice President, Operations, Mr. Leavens, the Vice-President Finance and Chief Financial Officer, and Mr. Grafton Withers, the Vice-President Sales & Marketing.

Compensation Committee

Compensation of executive officers of the Corporation, including the Named Executive Officers, is recommended to the Board by the Compensation Committee. During the most recently completed fiscal year, the Compensation Committee was comprised of four directors, being John Agee (Chairman, until this position was assumed by Charles Selby in November, 2012) Thomas E. Valentine, Mickey Abougoush and Charles Selby. All of the members of the Compensation Committee are “independent” as that term is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”). The Board, as a whole, reviews the recommendations of the Compensation Committee.

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All members of the Compensation Committee have expertise and extensive experience in compensation, governance and other human resource areas through their roles with other publicly listed companies, as discussed in further detail in the Compensation Committee section which follows.

The Board has adopted a formal mandate for the Compensation Committee, which provides that the Compensation Committee is responsible for reviewing and approving the compensation of the directors and officers of the Corporation. The Compensation Committee also reviews and approves changes to the Corporation’s compensation policies and approves the hiring of executive management recruited from outside the Corporation.

The Corporation did not retain a compensation advisor for the year ended December 31, 2012 or to date in 2013.

Compensation Philosophy and Objectives

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align management’s interest with those of the Shareholders. This is accomplished by providing the opportunity for total compensation that is competitive with the compensation received by a group of comparable companies, by ensuring that a significant proportion of executive compensation is linked to performance and by providing executives with equity-based incentive plans, including the Corporation’s Stock Option Plan.

The pay philosophy of the Corporation incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Corporation attempts to provide competitive pay (market averages) for achieving target or expected performance, with additional bonus amounts payable when the Corporation has achieved superior performance results when compared to its business plan as approved by the Board.

The Corporation does not believe that its compensation programs encourage excessive or inappropriate risk taking as the Corporation’s employees receive both fixed and variable compensation which allows employees to focus on both the Corporation’s business, and long-term perspective due to the vesting provisions of the stock options granted pursuant to the Stock Option Plan.

Compensation Elements

The executive compensation program is comprised of fixed and variable components and covers four elements: (i) a base salary; (ii) equity incentives, comprised of stock options (“Options”) granted pursuant to the Corporation’s Stock Option Plan; (iii) non-equity incentives, consisting of a cash bonus linked to corporate and individual performance; and (iv) other elements of compensation, including benefits and other perquisites. Each compensation component has a different function, but all elements work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of achievement of these goals.

Base Salary

The size of the Corporation prohibits base salary compensation from matching larger industry competitors, but base salary is intended to be competitive with the oil & gas service industry. In setting base compensation levels, consideration is given to objective factors, including level of responsibility, experience and expertise and to subjective factors, such as leadership, commitment and attitude.

Cash Bonus Plan

In each fiscal year, bonuses paid will reflect actual performance in the year based on: (i) the achievement of objective corporate financial performance measures set by the Compensation Committee and approved by the Board; and (ii) discretionary criteria.

The Compensation Committee and the Board have determined that cash flow from operations is the most appropriate objective criteria to use as the benchmark for measuring executive performance. Annual cash flow from operations targets are set based on the Corporation’s annual budget as approved by the Board and measurement of actual results against these targets is based on audited financial information. Bonuses paid will also be determined based on subjective criteria, including the Corporation’s ability to pay such bonuses, individual performance and contributions, and other competitive considerations.

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Bonus amounts were determined based on several qualitative and quantitative factors, including profitability and cash flow from operations for the fiscal year ended December 31, 2012. No bonus amounts were payable for the fiscal years ending December 31, 2010 and 2011.

Equity Incentives

The equity incentives of the Corporation’s executive compensation program, namely the Stock Option Plan, are designed to:

•	recognize and reward the impact of longer-term strategic actions undertaken by management;
•	align the interests of the Corporation’s executive and employees with Shareholders;
•	focus management on developing and successfully implementing the continuing growth strategy of the Corporation;
•	foster the retention of key management personnel; and
•	attract talented individuals to the Corporation.

Grants of Stock Options pursuant to the Stock Option Plan are approved by the Board, based on the recommendations of the Compensation Committee after considering the recommendations of the CEO, with the exception that any grant of Options to the CEO is determined and approved independently of any input from the CEO. In granting new Options, consideration is given to:

•	the number and terms of Options already outstanding on an individual basis;
•	the limits imposed by the TSX Venture Exchange (“TSX-V”) on the total number of Options that may be outstanding;
•	the expected impact of the role of the executive on the Corporation’s performance and strategic development; and
•	market benchmarking.

Benefits and Other Perquisites

The Corporation’s executive employee benefit program includes such items as life insurance, disability, medical, dental, health and accident plans, four weeks of annual paid vacation and parking. These benefits and perquisites are designed to be competitive overall with equivalent positions in the Corporation’s industry.

REPORT ON EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation paid during the Corporation’s three most recently completed financial years to the Named Executive Officers, who received remuneration determined on the basis of base salary and bonuses.

The Corporation does not have a plan in place that prohibits its executive officers or directors from purchasing financial instruments which are designed to hedge financial risk related to any equity securities which are granted as part of their compensation program.

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Non-Equity Incentive Plan Compensation ($)

Name and Principal Position	Fiscal Year	Salary ($) (5)	Stock Option Award Value ($) (1)	Annual Incentive Plan ($) (2)	Long Term Incentive Plans ($)	All Other Compensation ($) (3)	Total Compensation ($)

George Liszicasz (4)	2012	$ 235,917	$ 60,933	$ 98,100	$ –	$ 89,285	$ 484,235
President & Chief Executive Officer	2011 2010	$ 230,679 $ 252,175	– –	$ – $ –	$ – $ –	$ 5,115 $ 5,183	$ 235,794 $ 257,358
Andrew Steedman Vice President, Operations	2012 2011 2010	$ 180,000 $ 138,007 $ 154,000	$ 53,802 $ 129,625 $ -	$ 81,000 $ – $ –	$ – $ – $ –	$ 77,571 $ 3,809 $ 4,631	$ 392,373 $ 271,441 $ 158,631
Greg Leavens (6) Vice-President Finance & CFO	2012 2011 2010	$ 180,000 $ 75,317 $ -	$ 53,802 $ 143,025 –	$ 81,000 $ – $ –	$ – $ – $ –	$ 18,208 $ 1,581 $ –	$ 333,010 $ 219,923 $ –
Grafton Withers (7) Vice-President Marketing & Sales	2012 2011 2010	$ 180,000 $ – $ –	$ 137,843 – –	$ – $ – $ –	$ – $ – $ –	$ 6,000 $ – $ –	$ 317,843 $ – $ –

Notes:

(1)	The value of option based awards is based on the estimated fair value of the Options awarded on the grant date based on the Black Scholes valuation model. Entitlement to actually exercise the Options granted normally vests over a three-year period and the Options normally expire after five years. Key assumptions used for the valuation of Options include a risk free rate based on Government of Canada bonds for the equivalent term of the Option on the date of grant, average expected life of five years, no expected dividend yield and volatility that is calculated each quarter based upon the actual volatility experienced in the prior 12 months (or the # of months equal to the term of the vesting). The Black Scholes methodology is a widely used and accepted Options valuation methodology.
(2)	All amounts disclosed under the heading “Annual incentive plan” represent payments under the Corporation’s Cash Bonus Plan. See “Compensation Discussion and Analysis – Cash Bonus Plan”. Amounts earned related to the fiscal year ended December 31, 2012 were paid in 2013.
(3)	All other compensation includes such items as benefits related to standard health and life insurance premiums, car allowances, parking expenses and other miscellaneous compensation paid by the Corporation on behalf of all eligible employees of the Corporation. It also includes the following amounts related to any cash payout in the year of unused vacation pay entitlements carried-forward, and “retro-pay” amounts paid, as described in note (5) below.

	Retro-pay	Vacation pay	Other benefits	total
George Liszicasz	47,670	27,065	14,550	$ 89,285
Andrew Steedman	42,767	30,371	4,433	$ 77,571
Greg Leavens	12,150	-	6,058	$ 18,208

(4)	Salary amounts listed for Mr. Liszicasz includes amounts paid and / or payable as at and for the fiscal year ended December 31, as compensation for his role as Chairman of the Board of Directors of the Corporation, which was $17,917 for 2012, $35,000 for 2011, and $35,000 for 2010.
(5)	The salary amounts for 2010 and 2011 are net of a short-term, 15% reduction on salaries that was in effect for the period from October 1, 2010 to December 1, 2011. Based upon a subsequently improved financial situation, these amounts were retroactively re-paid in early 2012 and are included in the “all other compensation” total as noted above.
(6)	Salary amounts for Mr. Leavens are from the date he joined the Corporation in July 2011.
(7)	Mr. Withers joined the Corporation in December 2011, and resigned from the Corporation in early 2013, with an effective date of April 30, 2013.
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INCENTIVE PLAN AWARDS

The following table lists the number of securities underlying unexercised Stock Options that have been granted to each of the Named Executive Officers and the net benefit of their “in-the-money” Options as at December 31, 2012. The number of securities underlying unexercised Options listed in the table below includes unvested Options, the value of which could not be realized by the Named Executive Officer as at December 31, 2012. The Corporation does not have a share-based award program.

Name	Number of Securities Underlying Unexercised Options (#)	Exercise Price (Cdn. $)	Option Expiration Date	Value of Unexercised in-the-money Options ($) (1)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)	Market or Payout Value of Share-based Awards that have not paid out or distributed ($)
George Liszicasz	50,000 100,000 15,000 165,000	$ 0.63 $ 0.86 $ 0.76	Dec 2014 July 2017 Dec 2017	$ 8,000 $ - 450 $ 8,450	– – –	$ – $ – $ –	$ – $ – $ –

Andrew Steedman	60,000 150,000 80,000 100,000 390,000	$ 0.63 $ 0.53 $ 1.16 $ 0.86	Dec 2014 Feb 2014 July 2016 July 2017	$ 9,600 $ 39,000 $ – $ – $ 48,600	– – – –	$ – $ – $ –	$ – $ – $ –
Greg Leavens	150,000 100,000 250,000	$ 1.16 $ 0.86	July 2016 July 2017	$ – $ – $ –	– –	$ – $ –	$ – $ –
Grafton Withers	150,000 100,000 250,000	$ 0.89 $ 0.86	Jan 2017 July 2017	$ – $ – $ –	– –	$ – $ –	$ – $ –

Notes:

(1)	The aggregate dollar amount of in-the-money unexercised stock Options held at December 31, 2012 is calculated based on the difference between the exercise price of the Options and $0.79, which was the closing price of the Common Shares on the TSX-V on December 31, 2012.

Incentive Plan Awards – Value Vested During the Year

The following table sets forth, for each Named Executive Officer, the intrinsic (or “in-the-money”) value as at the vesting date on all Option-based awards that vested during the financial year ended December 31, 2012.

Name	Option-based Awards - Value Vested during the Year ($)(1)	Share-based Awards – Value Vested during the Year ($)(2)	Non-equity Plan Compensation – Value Earned during the Year ($)(3)

George Liszicasz	$ 3,167	$ –	$ 98,100
Andrew Steedman	$ 4,800	$ –	$ 81,000
Greg Leavens	$ –	$ –	$ 81,000
Grafton Withers	$ –	$ –	$ –

Notes:

(1)	The amount represents the aggregate dollar value that would have been realized if any of the stock Options were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those Options.
(2)	The Corporation does not have a share-based award program.
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(3)	The Corporation’s non-equity plan compensation reflects annual bonus amounts earned in the year, and payable in cash.

Narrative Discussion of Incentive Plans

Other than the Corporation’s Stock Option Plan, the details of which are provided below, the Corporation does not have any plans that provide compensation intended to serve as an incentive for performance over a period longer than one year.

EXECUTIVE OFFICERS EMPLOYMENT AGREEMENTS

Overview of Employment Agreements for Executive Officers

The Corporation has employment agreements for its Executive Officers (the "Executive Employment Agreements"). The Executive Employment Agreements set out the principal terms of the employment relationship with the Corporation, including the individual’s overall role, the expectations of the Corporation around business practices including confidentiality, ethical behavior and conflict of interest, and financial terms. In addition, the contracts detail any severance payments that may be provided on termination of employment.

Employment Agreements – Named Executive Officers

Mr. Liszicasz is employed as the President and Chief Executive Officer for the Corporation under the terms of a “Technical Services Agreement” executed on December 31, 2006. The Technical Services Agreement shall terminate on December 31, 2015 or earlier if terminated by the Corporation or Mr. Liszicasz.

Mr. Steedman joined the Corporation as Vice President, Operations in December 2005 under the terms of the Corporation’s standard Executive Employment Agreement executed by Mr. Steedman and the Corporation. Prior to this appointment he provided consulting services through a privately owned corporation.

Mr. Greg Leavens joined the Corporation as Vice President, Finance and Chief Financial Officer in July 2011. Mr. Leavens did not have a formal executive employment agreement for the year ended December 31, 2012.

All salary, bonus, granting of stock options and other remunerations for the Corporation’s executives are reviewed and modified from time to time by the Compensation Committee of the Corporation.

Pursuant to these executive employment agreements, the Corporation shall be entitled to terminate an Executive Officer’s employment at any time whereupon the Corporation shall be obliged to pay the executive a settlement for loss of office.

Termination of Employment – Mr. Liszicasz, CEO

Pursuant to the terms of a Technical Services Agreement the employment of Mr. Liszicasz may be terminated by the Corporation. Upon termination of employment the Corporation shall provide the CEO:

(a)	base salary for twenty-four (24) months following the date of termination;
(b)	any annual cash bonus amount which may be approved by the Board through the twenty-four (24) months following the date of termination; and
(c)	the right to exercise all outstanding Options to purchase shares of the Corporation for a period of 90 days from the termination date.

Termination of Employment – Other Named Executive Officers (excluding CEO)

Pursuant to the terms of the standard Executive Employment Agreements, the employment of other Named Executive Officers (currently Mr. Steedman) may be terminated by the Corporation. Upon termination of employment for reasons other than just cause, the Corporation shall provide the executives a lump sum based upon the aggregate of:

(a)	two times the monthly base salary as at the termination date; plus
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(b)	one and one-half times (150%) the monthly base salary for each year of service as at the termination date; and

(c)	fifteen percent (15%) of the monthly base salary as at the termination date, for each year of service.

Termination of Employment – Total Entitlements as at December 31, 2012

The following table sets out the payments that would have been payable to the executives pursuant to the termination of employment provisions of the applicable Executive Employment Agreements, if the executive employment had been terminated on December 31, 2012 by the Corporation:

	Cash	Option payout
Name	portion ($)	amount ($)(1)
George Liszicasz	$ 450,000	$ 8,450
Andrew Steedman	$ 203,250	$ 48,600
	$ 657,250	$ 57,050

Note:

(1)	This amount is equal to the “in-the-money” amount of all vested and unvested Options as at December 31, 2012 and is calculated with reference to the difference between the exercise price and $0.79, which was the closing trading price of the Common Shares on the TSX-V on December 31, 2012.

COMPENSATION OF DIRECTORS

Effective from January 31, 2012, the Corporation ceased to provide a fixed annual retainer to directors of the Corporation as compensation for their services in their capacity as directors. The annual compensation for directors is currently approved by the Board at least twice per year, and currently includes an election by each director, to receive a mix of stock options and cash. Prior to January 31, 2012, all directors received a retainer of $30,000 per annum with the Chairman of the Board and the Chair of the Audit Committee receiving an additional $5,000 per annum for their Chair responsibilities. In addition, each director is eligible to receive stock options granted by the Corporation.

The following table sets forth all compensation provided to the directors of the Corporation for the most recently completed financial year, excluding those directors who were Named Executive Officers during the financial year ended December 31, 2012.

All compensation related to Mr. Liszicasz, the sole Named Executive Officer on the Board, is included in the previous section “REPORT ON EXECUTIVE COMPENSATION”.

Name	Fees Earned ($)(2)	Option Awards ($)(1)	All Other Compensation ($)	Total Compensation ($)

Mickey Abougoush	$ 17,500	$ 44,792	$ -	$ 62,292
John Agee	$ 2,917	$ 30,403	$ -	$ 33,320
Brian Kohlhammer (3)	$ 2,500	$ 64,562	$ -	$ 67,062
Charles Selby	$ 17,500	$ 71,963	$ -	$ 89,193
Thomas E. Valentine	$ 17,500	$ 44,792	$ -	$ 62,292
Krishna Vathyam (4)	$ -	$ -	$ -	$
	$ 57,917	$ 256,242	$ -	$ 314,159

Notes:

(1)	The value of option based awards is based on the estimated fair value of the Options awarded on the grant date based on the Black Scholes valuation model. Entitlement to actually exercise the Options granted normally vests over a three-year period and the Options normally expire after five years. Key assumptions used for the valuation of Options include a risk free rate based on Government of Canada bonds for the equivalent term of the Option on the date of grant, average expected life of five years, no expected dividend yield and volatility that is calculated each quarter based upon the actual volatility experienced in the prior 12 months (or the # of months equal to the term of the vesting). The Black Scholes methodology is a widely used and accepted Options valuation methodology.
(2)	The “fees earned” amounts include all amounts which were earned to January 31, 2012, plus an additional amount (elected as a maximum of $15,000 in cash plus a grant of 15,000 stock options, or instead a grant of 30,000 options) payable for the fiscal year ended December 31, 2012, as approved in December 2012, and which was paid in early 2013.
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(3)	Mr. Brian Kohlhammer resigned from the Board of Directors of the Corporation effective November 27, 2012.
(4)	Mr. Krishna Vathyam joined the Board of Directors of the Corporation effective January 25, 2013.

The values earned by the directors on option-based awards which vested during the financial year ended
December 31, 2012 are as noted below. The following stock options were issued to the directors during the fiscal year ended December 31, 2012:

Name	# of options issued	Exercise price per share	Date option granted	Expiry date of option

Mickey Abougoush	70,000	$ 0.86	23-Jul-2012	23-Jul-2017
	15,000	$ 0.76	24-Dec-2012	24-Dec-2017
John Agee	30,000	$ 0.86	23-Jul-2012	23-Jul-2017
	30,000	$ 0.76	24-Dec-2012	24-Dec-2017
Brian Kohlhammer	120,000	$ 0.86	23-Jul-2012	23-Jul-2017
Charles Selby	120,000	$ 0.86	23-Jul-2012	23-Jul-2017
	15,000	$ 0.76	24-Dec-2012	24-Dec-2017
Thomas E. Valentine	70,000	$ 0.86	23-Jul-2012	23-Jul-2017
	15,000	$ 0.76	24-Dec-2012	24-Dec-2017

	485,000

Outstanding Option-based Awards

The following table sets forth, for each director, other than a director that is a Named Executive Officer, all option-based awards which were outstanding as at December 31, 2012.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn $)	Option Expiration Date	Value of Unexercised in-the-money Options ($)(1)
Mickey Abougoush	50,000 30,000 70,000 15,000 165,000	$ 0.63 $ 0.63 $ 0.86 $ 0.76	Apr 2014 Dec 2014 Jul 2017 Dec 2017	$ 8,000 $ 4,800 $ - $ 450 $ 13,250
John Agee	120,000 30,000 30,000 180,000	$ 1.16 $ 0.86 $ 0.76	Jul 2016 Jul 2017 Dec 2017	$ - $ - $ 900 $ 900
Charles Selby	30,000 120,000 15,000 165,000	$ 0.63 $ 0.86 $ 0.76	Dec 2014 Jul 2017 Dec 2017	$ 4,800 $ - $ 450 $ 5,250
Thomas E. Valentine	50,000 30,000 70,000 15,000 165,000	$ 0.63 $ 0.63 $ 0.86 $ 0.76	Apr 2014 Dec 2014 Jul 2017 Dec 2017	$ 8,000 $ 4,800 $ - $ 450 $ 13,250
Krishna Vathyam	n/a	n/a	n/a	n/a

Notes:

(1)	The aggregate dollar amount of in-the-money unexercised stock options held at December 31, 2012 is calculated based on the difference between the exercise price of the Options and $0.79, which was the closing price of the Common Shares on the TSX-V on December 31, 2012.

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Incentive Plan Awards – Value Vested During the Year

The following table sets forth, for each outside director, the intrinsic (or “in-the-money”) value as at the vesting date on all option-based awards that vested during the fiscal year ended December 31, 2012.

Name	Option-based Awards Value Vested during the Year ($)(1)
Mickey Abougoush	$ 2,400
John Agee	$ -
Brian Kohlhammer	$ -
Charles Selby	$ 1,900
Thomas E. Valentine Krishna Vathyam	$ 2,400 n/a
$ 6,700

Note:

(1)	The amount represents the aggregate dollar value that would have been realized if any of the stock Options were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those Options.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Corporation has, within the ten years prior to the date of this Information Circular, been a director, officer or a promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of the proposed directors or officers of the Corporation have, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading and securities, promotion or management of a publicly traded issuer, or theft or fraud.

Personal Bankruptcies

None of the directors, officer or promoters of the Corporation, or a personal holding company of any such persons, has, within the ten years preceding the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Voting Threshold

In order for the resolution electing directors to be passed, it must be approved by a majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no director or officer of the Corporation, or any associate of any director or officer is or has been indebted, on a net basis, to the Corporation at any time during the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth herein, there were no material interests, direct or indirect, of directors or executive officers of the Corporation, proposed nominees for election as director, or any known associate or affiliate of such persons in any transaction since January 1, 2012 or in any proposed transaction which has materially affected or would materially affect the Corporation.

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SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Corporation’s financial year ended December 31, 2012, the information required with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	2,890,600	$ 0.86	1,064,896 (1)
Equity compensation plans not approved by security holders	nil	n/a	nil
Total	2,890,600	$ 0.86	1,064,896

Note:

(1) Based on the figure that is 10% of the issued and outstanding Common Shares that are available for issuance under the Option Plan as at December 31, 2012. As at December 31, 2012, there were 39,554,959 Common Shares issued and outstanding (41,561,626 as at September 16, 2013).

As at the current date, September 16, 2013, there were a total of 3,001,433 common shares reserved for potential future issuance by the Corporation upon exercise of outstanding Stock Options and the number of securities remaining available for issuance under the Corporation’s Option Plan is 1,154,730 Options.

Corporation’s STOCK Option Plan

A copy of the Corporation’s Stock Option Plan is attached as Schedule “A” to this Information Circular. The following is a summary description of the Stock Option Plan:

Purpose

The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging its directors, officers and employees or service providers to acquire Common Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive and remuneration in their efforts on behalf of the Corporation.

Eligible Participants

Officers, directors, employees and service providers to the Corporation are eligible to receive Stock Options ("Options") under the Stock Option Plan, which is administered by the Board of Directors.

Common Shares Subject to the Option Plan

The aggregate number of Common Shares reserved for issuance under the Stock Option Plan is ten percent (10%) of the Common Shares issued and outstanding. Options shall not be granted pursuant to the Stock Option Plan, without the requisite approval of the Shareholders and the TSX-V, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation could result, at any time, in: (i) a number of Common Shares reserved for issuance pursuant to Options granted to insiders exceeding ten percent (10%) of the outstanding issue; (ii) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding ten percent (10%) of the outstanding issue; or (iii) the issuance to any one insider and such insider’s associates, within a one-year period, of a number of Common Shares exceeding five percent (5%) of the outstanding issue.

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Exercise Price

The exercise price of Options granted under the Stock Option Plan shall not be less than the market value of the Common Shares at the date of the grant as calculated in accordance with the rules of the TSX-V.

Term of Options

The period during which Options may be exercised (the “Option Period”) shall be determined by the Board at the time the Options are granted, subject to any vesting limitations which may be imposed by the Board in its sole, unfettered discretion at the time such Options are granted, provided that: (i) no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless otherwise specifically provided by the Board, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted; and (ii) the Option Period shall be automatically reduced in accordance with the terms of the Stock Option Plan upon the occurrence of any of the events referred to therein; and (iii) no Option in respect of which shareholder approval is required under the rules of the TSX-V or any other stock exchange or exchanges on which the Common Shares are then listed shall be exercisable until such time as the Option has been approved by the Shareholders.

Vesting of Options

The period over which any Option may be exercised will be determined at the time of the granting of the Option by the Board.

Cessation of Entitlement to Options

In the event a holder of Options who is a director, officer, employee of, or service provider to, the Corporation ceases to hold such position for any reason other than death, permanent disability or normal retirement, such Options will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the thirtieth (30th) day after the date such individual ceases to be a director, officer, employee of, or service provider to, the Corporation as to the then vested portion of the Option.

In the event of the death, permanent disability or normal retirement of an option holder, any Options previously granted to such holder shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death, permanent disability or normal retirement of such holder, whichever is earlier, and then, in the event of death or permanent disability, only: (i) by the person or persons to whom the option holder’s rights under the Options shall pass by the option holder’s will or applicable law; and (ii) to the extent that the holder was entitled to exercise the Options as at the date of the holder’s death or permanent disability.

Transferability

All benefits and rights in Options accruing to any option holder in accordance with the terms and conditions of the Stock Option Plan shall not be transferable or assignable unless specifically provided in the Stock Option Plan. The Corporation shall not recognize any attempted exercise of any purported assignee of an option holder. During the lifetime of an option holder, any Options granted under the Stock Option Plan may only be exercised by the holder thereof and in the event of the death or permanent disability of an option holder, by the person or persons to whom the option holder’s rights under the Options pass by the option holder’s will or applicable law.

Amendments

The Board may, at any time, amend, suspend or terminate the Stock Option Plan, or any portion thereof, or any Option granted thereunder, without Shareholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX-V), if any, that require the approval of Shareholders or any governmental or regulatory body.

Notwithstanding the foregoing, Shareholder approval will be required for the following types of amendments:

(a)	amendments to the number of Common Shares issuable under the Stock Option Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;
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(b)	amendments which would result in the exercise price for any Option granted under the Stock Option Plan being lower than the market price of the Common Shares at the time the Option is granted;
(c)	amendments which reduce the exercise price of an Option;
(d)	amendments extending the term of an Option held by an insider beyond its original expiry date except as otherwise permitted by the Stock Option Plan;
(e)	the adoption of any option exchange scheme involving Options; and
(f)	amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX-V).

Change of Control

In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, the option holder shall be entitled to exercise in full or in part any unexercised Options previously granted under the Stock Option Plan, whether vested or not, either during the term of the Options or within ninety (90) days after the date of termination of the employment of the option holder with the Corporation or the cessation or termination of the option holder as a director of, officer of, or service provider to, the Corporation, whichever first occurs.

IV.	APPROVAL AND RATIFICATION OF STOCK OPTION PLAN

In accordance with Policy 4.4 of the TSX-V Corporate Finance Manual (the “Policy”) a corporation that has a “rolling” stock option plan must have the shareholders approve such plan on an annual basis. In accordance with this policy, Shareholders are being asked to consider and, if deemed advisable, to approve the Stock Option Plan.

For your review, a copy of the Corporation’s Stock Option Plan is attached as Schedule “A” to this Information Circular.

The Stock Option Plan is the same as the stock option plan that was previously approved by shareholders at the last Annual General Meeting held on November 27, 2012.

Shareholders’ Resolution

“BE IT RESOLVED THAT:

1.	The amended and restated stock option plan of the Corporation, pursuant to which the board of directors may, from time to time, authorize the issuance of Options to Participants (as such term is defined in the Stock Option Plan) to a maximum of 10% of the issued and outstanding Common Shares, be and the same is hereby ratified and approved; and
2.	Any one director or officer of the Corporation is authorized, on behalf of the Corporation, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.”

It is the intention of the persons named in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote the Common Shares represented by such proxies in favour of the resolution approving the Stock Option Plan.

V.	AMENDMENT AND RESTATEMENT OF THE ARTICLES OF THE CORPORATION

General

Pursuant to subsection 131(1) of the Business Corporations Act (Alberta) and the Articles of the Corporation, the Corporation is currently required to hold meetings of Shareholders in Alberta. As the Corporation has an extensive shareholder base outside of Alberta, particularly in the United States of America, the Board wishes to have the flexibility to periodically hold meetings of shareholders at locations outside of Alberta, if the Board considers it to be practicable and in the best interest of the Corporation to do so.

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In accordance with subsections 173(1)(n) and 131(4) of the Business Corporations Act (Alberta), the Corporation may amend its Articles to permit the Corporation to hold meetings of its Shareholders outside of Alberta. Therefore, at the Meeting the Shareholders will be asked to consider a resolution amending the Corporation's Articles of Incorporation to allow the Corporation to hold meetings in or outside of Alberta (the "Meeting Location Resolution").

For clarity, paragraph (a) in the resolution below regarding the appointment of additional directors between the annual meetings of shareholders already forms part of the Corporation's Articles. In order to give effect to the Meeting Location Resolution, the Corporation must remove the entirety of Schedule "B" of its existing articles and replace it with the amendment below. This part of the resolution will have no resulting effect on the Articles of the Corporation.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider the following special resolution amending and restating the Articles of the Corporation:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The Articles of the Corporation be and are hereby amended and restated by deleting the Schedule "B" attached to the Articles in its entirety and replacing such schedule with the following:

"OTHER RULES AND PROVISIONS

(a) The directors may, between annual general meetings, appoint 1 or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

(b) Meetings of the shareholders may be held inside or outside Alberta at such place as may be determined by the directors of the Corporation from time to time."

2.	Any one officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation to execute and deliver or file such documents and instruments, and to do all such other acts and things as are required or as such officer or director, in such officer's or director's sole discretion, may deem necessary to give full effect to or carry out the provisions of the foregoing resolution.

3.	Notwithstanding that this special resolution has been duly passed by the Shareholders of the Corporation, the board of directors of the Corporation may, in their sole discretion and without further approval of the Shareholders of the Corporation, revoke this special resolution at any time prior to effecting the amendment to the Articles of the Corporation and elect not to act on or carry out this special resolution."

This special resolution must be passed by two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting. It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote the Common Shares represented by such proxies IN FAVOUR of this special resolution.

VI.	CONFIRMATION OF THE ADOPTION OF AMENDED & RESTATED BY-LAWS OF THE CORPORATION

General

The Board recently reviewed the Corporation's by-laws, which were confirmed by the Shareholders several years ago, and determined that the by-laws should be updated to, among other things, reflect the current provisions of the Business Corporations Act (Alberta) (the "ABCA") and certain corporate governance practices. Accordingly, the Board adopted amended and restated by-laws of the Corporation (the "Amended & Restated By-Laws"). The Amended & Restated By-Laws are attached to this Information Circular as Schedule "D". Pursuant to the requirements of the ABCA, the adoption of the Amended & Restated By-Laws must be submitted to Shareholders for confirmation.

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Description of Key Differences Between the Previous By-Laws and the Amended & Restated By-Laws

The key differences between the previous by-laws and the Amended & Restated By-Laws includes the removal of a large portion of the redundancy between the provisions of the ABCA and the previous by-laws. In addition, The Amended & Restated By-Laws also include an advance notice requirement (the "Advance Notice Requirement") for Shareholders who wish to nominate their own directors at any annual or special meetings of Shareholders'. The Advance Notice Requirement was added to the Corporation's by-laws to facilitate an orderly and efficient director nomination process by ensuring that all Shareholders receive adequate notice of director nominations and sufficient information in respect of all nominees so that the proposed nominees' qualifications and suitability as directors can be evaluated and an informed vote cast for the election of directors. The Advance Notice Requirement fixes deadlines for submitting director nominations to the Corporation prior to any annual or special meeting of Shareholders where directors are to be elected, and sets forth the information that a Shareholder must include in their nomination in order for it to be valid:

(i)	In the case of an annual Shareholder meeting, the deadlines for notice of a Shareholder’s director nominations are not less than 30 days and not more than 65 days prior to the meeting; provided, however, if the first public notice of an annual Shareholder meeting is given less than 50 days prior to the meeting date, Shareholders must provide notice of their nominations by close of business on the 10th day following the announcement of the meeting.
(ii)	In the case of a special meeting (which is not also an annual meeting) called for the purpose of electing directors, Shareholders must provide notice of their nominations by close of business on the 15th day following first public announcement of the special Shareholders meeting.

The foregoing summary is qualified in its entirety by the text of the provisions of the Amended & Restated By-Laws, which are attached to this Information Circular as Schedule "D".

Shareholder Approval

At the Meeting, Shareholders will be asked to consider the following ordinary resolution confirming the adoption of the Amended & Restated By-Laws:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The adoption by the board of directors of the Corporation of General By-Law Number 1 of the Corporation, in substantially the form set out in Schedule "D" to the Information Circular of the Corporation dated September 16, 2013, as included in the amended and restated by-laws of the Corporation is hereby ratified, confirmed and approved.
2.	Any one officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation to execute and deliver or file such documents and instruments, and to do all such other acts and things as are required or as such officer or director, in such officer's or director's sole discretion, may deem necessary to give full effect to or carry out the provisions of the foregoing resolution."

This resolution must be passed by a majority of the votes cast by the Shareholders present in person or by proxy at the Meeting. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of this resolution.

CORPORATE GOVERNANCE

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

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The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

In accordance with NI 58-101, the Corporation annually discloses information related to its system of corporate governance. Schedule “B” to this Information Circular details the Corporation’s governance practices.

The Board of Directors held a total of 9 formal meetings in 2012, which were attended as follows:

	# of meetings	# attended	% attended

Liszicasz, George (Chairman)	9	8	89%
Abougoush, Mickey	9	9	100%
Agee, John	9	7	78%
Kohlhammer, Brian (for the period to resignation on November 27, 2012)	6	6	100%
Selby, Charles	9	8	89%
Valentine, Thomas E.	9	6	67%

 Corporate Governance Committee

Composition of the Corporate Governance Committee

Messrs. Valentine (Chair), Abougoush and Agee are members of the Corporate Governance Committee. All members of the Corporate Governance Committee are independent.

Responsibilities of the Corporate Governance Committee

The Corporate Governance Committee’s duties, as outlined in its charter, are to deal with the Corporation’s approach to corporate governance and the promotion of compliance with industry and regulatory standards. The Committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles and guidelines. The Committee’s responsibilities also include identifying candidates for director and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

Disclosure Committee

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Messrs. Selby, Mr. Greg Leavens (Chair, and the V-P Finance and CFO of the Corporation), and Mr. Glen Nazaruk, the Corporation’s Corporate Secretary.

Responsibilities of the Disclosure Committee

The Disclosure Committee duties are to ensure that the Corporation provides timely, accurate and balanced disclosure of all material information about the Corporation and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR and EDGAR as well as the Corporation’s website.

AUDIT COMMITTEE

Composition of the Audit Committee

For the financial year ended December 31, 2012 and to date in 2013, the Audit Committee has consisted of Messrs. Kohlhammer (Chair, until his resignation from the Board on November 27, 2012), Agee (effective from November 27, 012), Abougoush and Selby. All members of the Audit Committee are independent and each member is financially literate. The Corporation’s Audit Committee Charter is attached as Schedule “C” to this Information Circular.

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2

John Agee

Mr. Agee received a BA in Economics and Accounting from St. John's University in Collegeville, Minnesota and a MBA from the University of Minnesota. Mr. Agee received his CPA from the State of Minnesota in 1975 and he worked early in his career at Arthur Andersen & Co. His current CPA status is inactive. Mr. Agee has served on the audit committees of several private and public company Boards of Directors, most recently with Maui Land and Pineapple Company, a New York Stock Exchange Company. Mr. Agee has also served as Chairman of the Board of several private companies.

For the bulk of his career, Mr. Agee worked as head of private investment operations for a number of prominent US family offices. In this capacity Mr. Agee invested in a wide spectrum of asset classes including private equity and in public companies. In these executive positions, the CFO of the investment offices reported directly to Mr. Agee along with other senior members of his staff. Mr. Agee has a sound understanding of generally accepted accounting principles and the application of those principles, the ability to perform analysis of financial statements and an understanding of the internal controls necessary to prepare timely and accurate financial statements. Mr. Agee has a strong knowledge of the roles and responsibilities of the Board of Directors and committees.

M. S. (Mickey) Abougoush

Mr. Abougoush holds a B.Sc. Chemical Engineering degree from the University of Alberta and has completed the director’s education program sponsored by the Institute of Corporate Directors. Previously he served as audit chair of a publicly traded company.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees. He is the CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.), and is the president of Caledonian Royalty Corporation and Caledonian Global Corporation. He was also formerly the Chairman and CEO of Canadian Star Energy Limited. Mr. Selby was formerly the Chief Financial Officer of AltaCanada Energy Corp., an oil and gas company listed on the TSX-V and was formerly the Vice President and Corporate Secretary of Pengrowth Corporation, the administrator of Pengrowth Energy Trust.

All members of the Audit Committee have the educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as an Audit Committee member.

Audit Committee Oversight

The Corporation’s Board adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Corporation’s principal auditor prior to the commencement of the engagement, subject to the following:

•	the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;
•	for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $10,000 subject to reporting to the Audit Committee, at its next scheduled meeting; and
•	for engagements not on the pre-approved list and with expected costs greater than $10,000, the entire Audit Committee must approve this service, generally at its next scheduled meeting.
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Nature and Amount of Auditor’s Fees

The following table sets out the fees billed to the Corporation by KPMG LLP and its affiliates for professional services in each of the last two fiscal years ended December 31. During these years, KPMG LLP was the Corporation's only external auditor.

	Year ended December 31,
Category	2012	2011
Audit Fees(1)	$ 126,480	$ 124,950
Audit-Related Fees(2)	26,976	36,370
Tax Fees (3)	16,449	-
	$ 169,905	$ 161,320

Notes:

(1)	Includes fees related to reviews of each unaudited interim, 3 month quarterly filing period.
(2)	Includes fees related to review of the Corporation’s annual US 20-F filings, and audit fees related to its Colombia branch.
(3)	Fees related to ancillary income tax advice.

The Audit Committee held five meetings during 2012.

The Corporation is relying upon the exemption in section 6.1 of National Instrument 52-110 Audit Committees.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

The Compensation Committee currently consists of Messrs. Agee, Selby (Chair), Valentine and Vathyam. All members of the Compensation Committee are independent. See “Compensation Discussion and Analysis” within this Information Circular for a full discussion of the role of the Compensation Committee.

Responsibilities of the Compensation Committee

The primary responsibilities of the Committee are to recommend to the Board an executive compensation philosophy, a senior management organization and reporting structure, corporate objectives for which the CEO is to be responsible, review the performance of senior officers with the CEO, review and recommend compensation to be paid to senior officers, review and recommend remuneration and benefits to be paid to the directors and review general policies relating to compensation and benefits of our employees.

Compensation for the CEO was determined by the Compensation Committee after considering his efforts in assisting in the development of the Corporation’s business strategy, the salaries of executives in similar positions and the Corporation’s general financial condition. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of the Corporation’s stockholders.

The Compensation Committee members have extensive direct financial and legal experience, including serving on the compensation committees of other public companies, that is relevant to fulfilling their responsibilities related to executive compensation. Thomas Valentine currently serves on the compensation committee of three public companies, and has dealt with compensation and employment law issues for 25 years. John Agee previously served on the compensation committee of a privately held US based company for 10 years.

The Compensation Committee held a total of five meetings in conjunction with Board meetings held during 2012.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at http://www.sedar.com/ and the EDGAR website http://www.sec.gov/index.htm. Information on the Corporation is also located on the corporate website at http://www.nxtenergy.com/. Financial information for its most recently completed financial year ended December 31, 2012 is provided in the Corporation’s consolidated financial statements and management discussion and analysis as contained in the FORM 20-F as filed on April 30, 2013 with the United States Securities and Exchange Commission. Shareholders may contact Mr. Greg Leavens, Chief Financial Officer (tel: 403-206-0805 or fax: 403-264-6442) to request copies of the FORM 20-F.

 DATED at Calgary, this 16th day of September, 2013.

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SCHEDULE “A”
to the Information Circular
dated September 16, 2013

NXT Energy Solutions Inc.

AMENDED AND RESTATED STOCK OPTION PLAN

Dated October 26, 2012

1.	The Plan

A stock option plan (the "Plan"), pursuant to which options to purchase common shares, or such other shares as may be substituted therefor ("Shares"), in the capital of NXT Energy Solutions Inc. (the "Corporation")) may be granted to the directors, officers and employees of the Corporation and to consultants retained by the Corporation, is hereby established on the terms and conditions set forth herein.

2.	Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and consultants retained by the Corporation to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3.	Administration

(a)	This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b)	Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as defined in paragraph 3(d) below), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)	Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(d)	Options to purchase the Shares granted hereunder ("Options") shall be evidenced by (i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

4.	Shares Subject to Plan

(a)	Subject to Section 16 below, the securities that may be acquired by Participants upon the exercise of Options shall be deemed to be fully authorized and issued Shares of the Corporation. Whenever used herein, the term "Shares" shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 16 below.

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(b)	The aggregate number of Shares reserved for issuance under this Plan, or any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold.

(c)	If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the Corporation's obligations under all outstanding Options granted pursuant to this Plan.

6.	Eligibility and Participation

(a)	The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i)	directors of the Corporation;

(ii)	officers of the Corporation;

(iii)	employees of the Corporation; and

(iv)	consultants retained by the Corporation, provided such consultants have performed and/or continue to perform services for the Corporation on an ongoing basis or are expected to provide a service of value to the Corporation;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b)	The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval. The following conditions, pursuant to Exchange Policy 4.4 Section 2.8, shall be adhered to:

(i)	no more than 2% of the issued shares of the Company may be granted to any one Consultant in any 12 month period;

(ii)	no more than an aggregate of 2% of the issued shares of the Corporation may be granted to an Employee conducting Investor Relations Activities in any 12 month period; and

(iii)	disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Corporation at the time of the proposed amendment.

(c)	Options will not be granted to an officer, employee or consultant of the Corporation unless such Participant is a bona fide officer, employee or consultant of the Corporation.

7.	Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Shares may be acquired upon the exercise of such Option provided that such exercise price shall not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the Shares are then listed. In addition, the exercise price of an Option must be paid in cash. Shareholder approval shall be obtained by the

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Corporation prior to any reduction to the exercise price if the affected Participant is an insider (as defined in the Securities Act (Alberta)) of the Corporation at the time of the proposed amendment.

8.	Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed two percent in any 12 month period) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are listed to exceed such threshold. The Corporation shall obtain shareholder approval for grants of Options to insiders (as defined in the Securities Act (Alberta)), of a number of Options exceeding 10% of the issued Shares, within any 12 month period.

9.	Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted and Sections 12, 13 and 17 below, provided that:

(a)	no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;
(b)	no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;
(c)	the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and
(d)	any Options granted to any Participant must expire within 30 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.
10.	Blackout Periods

A “Blackout Period” shall mean a period of time during which the Option holder cannot exercise an Option, or sell the Shares that are issuable pursuant to the exercise of Options, due to applicable policies of the Corporation in respect of insider trading.

Notwithstanding anything else contained herein, if the expiration date for an Option occurs during a Blackout Period applicable to the relevant Option holder, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Option holder, then the expiration date for that Option (the “Blackout Expiry Date”) shall be the date that is the tenth business day after the expiry date of the Blackout Period. This Section 10 applies to all Options outstanding under the Plan, and the Blackout Expiry Date may not be amended without the approval of the holders of the Shares of the Corporation.

11.	Method of Exercise of Option

(a)	Except as set forth in Sections 12 and 13 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation.

(b)	Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.
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(c)	Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

(i)	a written notice expressing the intention of such Participant (or his legal, personal representative) to exercise his Option and specifying the number of Shares and exercise price in respect of which the Option is exercised; and

(ii)	a cash payment, certified cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised. In connection with the exercise of an Option, the Participant (or his or her heirs or administrators) shall follow the Corporation's procedures and policies relating to the payment or funding of any withholding taxes applicable to the exercise of the Option, including, where required by the Corporation, the remittance to the Corporation by the Participant (or his or her heirs or administrators) of an amount of cash sufficient to satisfy any withholding requirements relating to the exercise of the Option.

(d)	Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares in respect of which the Option has been duly exercised.

12.	Ceasing to be a Director, Officer, Employee or Consultant

If any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be) for any reason other than death or permanent disability, his Option will terminate at 4:00 p.m. (Mountain time) on the earlier of the date of the expiration of the Option Period and 30 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be, and ceases to actively perform services for the Corporation. An Option granted to a Participant who performs Investor Relations services on behalf of the Corporation shall terminate 30 days after the date of termination of the employment or cessation of services being provided and shall be subject to Exchange policies and procedures for the termination of Options for Investor Relations services. For greater certainty, the termination of any Options held by the Participant, and the period during which the Participant may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation, as the case may be.

13.	Death or Permanent Disability of a Participant

In the event of the death or permanent disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a)	by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b)	to the extent that he was entitled to exercise the Option as at the date of his death or permanent disability.

14.	Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

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15.	Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

16.	Adjustments

(a)	The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b)	Adjustments under this Section 16 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

17.	Change of Control

Notwithstanding the provisions of Section 12 or any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan, change of control of the Corporation means and shall be deemed to have occurred upon:

(a)	the acceptance by the holders of Shares of the Corporation, representing in the aggregate, more than 50 percent of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; or

(b)	the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 50 percent of the combined voting rights of the Corporation's then outstanding Shares; or

(c)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)	the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e)	individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

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18.	Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be non-transferable and non-assignable unless specifically provided herein. During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

19.	Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan. The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

20.	Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

21.	Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

22.	Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

23.	Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta (Attention: The Chairman); or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

24.	Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

25.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

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SCHEDULE “B”
to the Information Circular
dated September 16, 2013

NXT ENERGY SOLUTIONS INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The table below describes the Corporation’s corporate governance practices as compared to National Instrument 58-101F2.

Corporate Governance Disclosure Required Under National Instrument 58-101	Governance Practices of the Corporation

1.       Board of Directors

Disclose how the board of directors of the corporation (the Board) facilitates its exercise of independent supervision over management, including:

a.     Disclose the identity of directors who are independent.

b.     Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that five of the six current directors are “independent” within the meaning of National Instrument 52-110. The five independent directors are currently John Agee, M. S. (Mickey) Abougoush, Charles Selby, Thomas E. Valentine and Krishna Vathyam.

George Liszicasz is an “Executive Officer” of the Corporation within the meaning of National Instrument 51-102 and is therefore not independent.

2.       Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Such other directorships have been disclosed in this Information Circular. Please see “Election of Directors”.

3.       Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new board members, and describe any measure the Board takes to provide continuing education for directors.

New directors meet with the Board and senior management to discuss the business activities of the Corporation and are given the opportunity to familiarize themselves with the Corporation and gain insight into the Corporation’s business, business plans and operations by visiting the Corporation’s offices and reviewing SFD® survey documentation and processes.

4. Ethical Business Conduct Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

All Board members as well as all employees have received an employee handbook (the “Handbook”) and have signed a Certification of Compliance Form acknowledging their understanding and compliance with the Handbook. The Handbook provides guidance in a number of areas to ensure fair, ethical, lawful and consistent conduct by the Corporation and its employees. The Handbook specifically deals with business ethics, employment practices, insider trading and conflicts of interest.

5.       Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for Board nomination, including:

a.       who identifies new candidates; and

b.       the process of identifying new candidates.

The Chairman of the Board, in consultation with the Board, is responsible for proposing new nominees to the Board. The Governance Committee, in its discussions with the Board, will determine what competencies and skills the Board considers necessary to discharge its duties and will identify potential candidates based on the skills required to fulfill its needs. Other factors considered by the Board are an individual’s experience, expertise, and reputation.

6. Compensation Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: a. Who determines compensation; and b. The process of determining compensation.

The Compensation Committee has the primary responsibility for determining compensation for the directors and senior officers with the objective of ensuring the compensation package is fair and consistent with industry practices. Where appropriate the Compensation Committee will engage outside compensation consultants to obtain industry comparisons and receive independent recommendations.

7. Other Board Committees If the Board has standing committees other than audit, compensation and nominating committees, identify the committees and describe their function.

The Corporation has two other standing committees; Corporate Governance Committee and Disclosure Committee. The description of committee functions have been disclosed in the “Corporate Governance” and “Disclosure Committee” sections of this Information Circular.

8. Assessments Disclose what steps, if any, that the board takes to satisfy itself that the Board, its committees and its individual directors are performing effectively.	The Board currently does not have a formal process for assessing its effectiveness, but intends to implement one in 2013.

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SCHEDULE “C”
to the Information Circular
dated September 16, 2013

NXT ENERGY SOLUTIONS INC.

AUDIT COMMITTEE CHARTER

INTRODUCTION

This charter (the “Charter”) has been adopted to govern the composition, mandate, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of NXT Energy Solutions Inc. (the “Company”).

COMPOSITION AND PROCEDURES

1.	The Committee shall be appointed by the Board and shall be composed of three directors, with at least two of whom being “independent” as required by the Business Corporations Act (Alberta) (the “Act”).
2.	The Board will appoint the chair of the Committee.
3.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.
4.	Meetings of the Committee shall be conducted as follows:
(a)	the Committee shall meet, in person or by teleconference, at least four times annually at such times and locations as may be requested by the chair of the Committee. Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board. The Auditors or any member of the Committee may request a meeting of the Committee; and
(b)	management representatives may be invited to attend meetings (except private sessions with the Auditors as defined below).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The primary responsibilities of the Committee are:

1.	To recommend to the Board:
(a)	the external auditor (the “Auditors”) to be nominated for appointment by the shareholders of the Company for the purpose of preparing or issuing the Auditor’s report or performing other audit, review or attest services for the Company; and
(b)	the compensation of the Auditors.
2.	To oversee the work of the Auditors in preparing or issuing the Auditor’s report on the Company’s annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.
3.	To pre-approve, as required by the Act and subject to the exemptions in the Act, all non-audit services to be provided to the Company by the Auditors. The Committee may, in accordance with the requirements of the Act, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval.
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4.	To review:
(a)	the Company’s unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company’s fiscal year (“quarterly statements”) and the Company’s audited annual consolidated financial statements (“annual statements”);
(b)	the Management’s Discussion and Analysis (“MD&A”) prepared in conjunction with the quarterly and annual statements; and
(c)	all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.
5.	To satisfy itself that adequate procedures are adopted by the Company for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the public disclosure referred to in section 4 above and to regularly assess the adequacy of such procedures.
6.	To satisfy itself that adequate procedures are adopted and oversee the maintenance of procedures for:
(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
(b)	the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.
7.	To review and approve the Company’s and its subsidiaries’ hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY OF THE COMMITTEE

Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in unusual circumstances), the Committee is authorized to:

1.	engage independent counsel and other advisors it determines necessary to carry out the Committee’s duties and responsibilities;
2.	set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and
3.	communicate directly with the internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

ADDITIONAL RESPONSIBLITIES AND DUTIES OF THE COMMITTEE

Auditors

1.	The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee.
2.	The Committee is responsible for ensuring the independence of the Auditors. On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors. This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

Review of Annual Financial Statements

The Committee shall review the annual financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD&A. At the Committee meeting at which the Company’s annual financial statements are to be reviewed, the Committee shall meet, in person or by teleconference, with representatives of the Auditors and with the Company’s management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

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1.	that the Company’s system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;
2.	that the Company’s reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;
3.	that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;
4.	that risk management policies are in place to identify and reduce significant financial and business risks; and
5.	that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

Review of Quarterly Financial Statements

The Committee shall review the interim quarterly financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD&A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD&A, in which case the Committee shall also approve the quarterly statements and related MD&A. The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results. The Committee shall meet with the Company’s management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

Other Responsibilities and Duties

1.	As part of the quarterly and annual reviews described above, the Committee will:

(a) meet with management in the absence of the Auditors for the annual review;

(b) meet with the Auditors in the absence of management for the annual review;

(c)	review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;
(d)	review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;
(e)	review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
(f)	obtain an explanation from management of all significant variances between comparative reporting periods;
(g)	review the post-audit or management letter, containing the recommendations of the Auditors, and management’s response and subsequent follow up to matters raised by the Auditors;
(h)	review any evaluation of internal controls by the Auditors, together with management’s response; and
(i)	review and reassess the Charter for adequacy at least annually and make changes as it deems necessary.
2.	In addition to the quarterly and annual reviews, the Committee will:
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(a)	prior to the commencement of each annual audit, meet with the Auditors to review the Auditors’ audit plan for the ensuing audit;
(b)	review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and

(c) review annually and recommend changes to the Company’s code of conduct.

3.	The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.
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SCHEDULE “D”
to the Information Circular
dated September 16, 2013

NXT ENERGY SOLUTIONS INC.

BY-LAW NO. 1

A By-Law relating generally to the transaction of

the business and affairs of NXT Energy Solutions Inc.

CONTENTS

ARTICLE	SUBJECT

One	Interpretation
Two	Business of the Corporation
Three	Directors
Four	Committees
Five	Protection of Directors and Officers
Six	Shares
Seven	Dividends
Eight	Meetings of Shareholders
Nine	Notices
Ten	Effective Date

IT IS HEREBY ENACTED as By-law No. 1 of NXT Energy Solutions Inc. (hereinafter called the "Corporation") as follows:

ARTICLE 1
INTERPRETATION

1.1              Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act (Alberta), and any statute that may be substituted therefor, including the regulations thereunder, as from time to time amended;

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

"appoint" includes "elect" and vice versa;

"articles" means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

"board" means the board of directors of the Corporation;

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"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"meeting of shareholders" means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com;

"recorded address" means, in the case of a shareholder, the address of such shareholder as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, the latest address of such person as recorded in the records of the Corporation; and

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.3 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts, unincorporated organizations and personal representatives.

1.2              Conflict with the Act, the Articles or any Unanimous Shareholder Agreement

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act or the articles of the Corporation, the provisions of the Act or the articles shall govern.

1.3              Headings and Sections

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws. "Section" followed by a number means or refers to the specified section of this by-law.

1.4              Invalidity of any Provision of By-laws

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

ARTICLE 2
BUSINESS OF THE CORPORATION

2.1              Corporate Seal

The corporate seal of the Corporation, if any, shall be in such form as the board may from time to time by resolution approve.

2.2              Financial Year

The financial year of the Corporation shall end on such date in each year as the board may from time to time by resolution determine.

2.3              Execution of Instruments

Deeds, transfers, assignments, contracts, mortgages, charges, obligations, certificates and other instruments of any nature whatsoever (collectively "instruments") shall be signed on behalf of the Corporation by any two of the president, chairman of the board, managing director, any vice-president, any director, secretary, treasurer, any assistant secretary or any assistant treasurer or any other office created by by-law or by the board. In addition, the board is authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments. Any signing officer may affix the corporate seal to any instrument requiring the same.

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2.4              Execution in Counterpart, By Facsimile, and by Electronic Signature

(a)                 Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by electronic means or by facsimile; and

(b)                 Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document.

2.5              Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.6              Voting Rights in Other Bodies Corporate

The signing officers may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board or, failing the board, the signing officers may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

ARTICLE 3
DIRECTORS

3.1              Number of Directors

The board shall consist of the number of directors provided in the articles, or, if a minimum number and a maximum number of directors is so provided, the number of directors of the Corporation shall be determined from time to time by resolution of the board.

3.2              Calling and Notice of Meetings

Meetings of the board shall be called and held at such time and at such place as the board, the chair of the board, the president or any two directors may determine, and the corporate secretary or any other officer shall give notice of meetings when directed or authorized by such persons. Notice of each meeting of the board shall be given in the manner provided in Section 9 to each director not less than twenty four hours before the time when the meeting is to be held unless waived in accordance with the Act. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where required by the Act. Notwithstanding the foregoing, the board may from time to time fix a day or days in any month or months for regular meetings of the board at a place and hour to be named, in which case no other notice shall be required for any such regular meeting except where the Act requires specification of the purpose or the business to be transacted thereat. Provided that a quorum of directors is present, each newly elected board may, without notice, hold its first meeting following the meeting of shareholders at which such board was elected.

3.3              Place of Meetings

Meetings of the board may be held at any place in or outside Alberta.

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3.4              Meetings by Telephonic, Electronic or Other Communication Facility

A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

3.5              Quorum

Subject to the requirements under the Act requiring resident Canadians to be present at any meeting of the board, the quorum for the transaction of business at any meeting of the board shall consist of a majority of directors or such greater number of directors as the board may from time to time determine.

3.6              Chair

The chair of any meeting of the board shall be the director present at the meeting who is the first mentioned of the following officers as have been appointed: chair of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair of the meeting shall appoint some person, who need not be a director, to act as secretary of the meeting.

3.7              Action by the Board

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. A director participating in a meeting by electronic means, telephone or other communication facilities may vote by means of such facility. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote. The powers of the board may also be exercised by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board.

3.8              Adjourned Meeting

Any meeting of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

3.9              Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.10          Officers

The board from time to time may appoint one or more officers of the Corporation and, without prejudice to rights under any employment contract, may remove any officer of the Corporation. The powers and duties of each officer of the Corporation shall be those determined from time to time by the board and, in the absence of such determination, shall be those usually incidental to the office held.

3.11          Agents and Attorneys

The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

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ARTICLE 4
COMMITTEES

4.1              Committees of the Board

Subject to the Act, the board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board.

4.2              Transaction of Business

The powers of any committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any committee may be held at any place in or outside Alberta.

4.3              Procedure

Unless otherwise determined by the board, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chair and the rules for calling, holding, conducting and adjourning meetings of the committee which, unless otherwise determined, shall be the same as those governing the board. Each member of a committee shall serve at the pleasure of the board of directors and, in any event, only so long as such person shall be a director. The directors may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE 5
PROTECTION OF DIRECTORS AND OFFICERS

5.1              Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith and with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.2              Indemnity

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, indemnify a director or officer of the Corporation, a former director or officer of the Corporation, and a person who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other action or proceeding to which he or she is made a party to or involved by reason of that association with the Corporation or such other entity.

5.3              Advance Of Costs

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, advance moneys to an individual referred to in Section 5.2 to defray the costs, charges and expenses of a proceeding referred to in Section 5.2 provided such individual shall repay the moneys advanced if the individual does not fulfil the conditions set forth in the Act.

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5.4              Court Approval

The Corporation shall use reasonable commercial efforts to obtain any court or other approvals necessary for any indemnification pursuant to Section 5.2

.

5.5              Indemnities Not Exclusive

The rights of any person to indemnification granted by the Act or this by-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will enure to the benefit of the heirs and legal representatives of that person.

5.6              Insurance

The Corporation may purchase, maintain or participate in insurance for the benefit of the persons referred to in Section 5.2 as the board may from time to time determine.

ARTICLE 6
SHARES

6.1              Non-Recognition of Trusts

Subject to the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

6.2              Joint Shareholders

If two or more persons are registered as joint holders of any share:

(a)	the Corporation shall record only one address on its books for such joint holders;
(b)	the address of such joint holders for all purposes with respect to the Corporation shall be their recorded address; and
(c)	any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

ARTICLE 7
DIVIDENDS

7.1              Dividend Cheques

A dividend payable in cash shall be paid by cheque of the Corporation or of any dividend paying agent appointed by the board, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the shareholder's recorded address, unless such holder otherwise directs and the Corporation agrees to follow such direction. In the case of joint holders the cheque shall, unless such joint holders otherwise direct and the Corporation agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. Alternatively, dividends payable in money may be paid to shareholders by such form of electronic funds transfer as the board considers appropriate.

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7.2              Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case. No dividend shall bear interest against the Corporation.

7.3              Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 8
MEETINGS OF SHAREHOLDERS

8.1              Place of Meetings

Meetings of shareholders of the Corporation shall be held at such place within Alberta as the board shall determine. Subject to the Act, meetings may also be held outside of Alberta.

8.2              Participation in Meeting By Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by electronic means, telephone or other communication facility that permits all participants to hear each other or otherwise communicate with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.3              Electronic Meetings

If the directors or the shareholders of the Corporation call a meeting of shareholders, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.4              Chair, Secretary and Scrutineers

The chair of any meeting of shareholders, who need not be a shareholder of the Corporation, shall be the first mentioned of the following officers as has been appointed and is present at the meeting: chair of the board, president or a vice-president (in order of seniority). If no such officer is present and willing to act as chair within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. The chair shall conduct the proceedings at the meeting in all respects and his or her decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders and the chair shall have the right to waive or extend any proxy deposit deadlines in his or her sole discretion.

The secretary of any meeting of shareholders shall be the secretary of the Corporation, provided that, if the Corporation does not have a secretary or if the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The board may from time to time appoint in advance of any meeting of shareholders one or more persons to act as scrutineers at such meeting and, in the absence of such appointment, the chair may appoint one or more persons to act as scrutineers at any meeting of shareholders. Scrutineers so appointed may, but need not be, shareholders, directors, officers or employees of the Corporation.

8.5              Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be; (a) those entitled to vote at such meeting; (b) the directors and auditors of the Corporation; (c) others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting; (d) legal counsel to the Corporation when invited by the Corporation to attend the meeting; and (e) any other person on the invitation of the chair or with the consent of the meeting.

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8.6              Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than twenty-five percent (25%) of the outstanding shares of the Corporation carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Corporation entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.

8.7              Representatives

The authority of an individual to represent a body corporate or association at a meeting of shareholders of the Corporation shall be established by depositing with the Corporation a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chair of the meeting.

8.8              Action by Shareholders

The shareholders shall act by ordinary resolution unless otherwise required by the Act, articles and by-laws. In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

8.9              Show of Hands

Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.10          Ballots

A ballot required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.11          Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.12          Electronic Voting

Notwithstanding Section 8.9 , any vote referred to in Section 8.8 may be held, in accordance with the Act, partially or entirely by electronic means, telephone or other communication facility, if the Corporation has made available such a facility.

Any person participating in a meeting of shareholders under Section 8.2 or 8.3 and entitled to vote at the meeting may vote, in accordance with the Act by electronic means, telephone or other communication facility that the Corporation has made available such purpose.

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8.13          Resolution in Lieu of Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders. A resolution in writing may be signed in one or more counterparts.

8.14.1	Nomination of Directors

Subject only to the Act and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;
(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or
(c)	by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this by-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this by-law.

8.14.2 Notice of Nomination

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation.

8.14.2	Timing of Notice

To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)                 in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)                 in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

8.14.3 Form of Notice

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(c)                 as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

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(d)                 as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

8.14.5 Validity of Nomination

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this by-law; provided, however, that nothing in this by-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

8.14.6 Method of Giving Notice of Nomination

Notwithstanding any other provision of this by-law, notice given to the secretary of the Corporation pursuant to this by-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.14.7 Waiver

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this by-law.

ARTICLE 9
notices

9.1	Method of Giving Notices

Any notice (which term includes any communication or contract document or instrument in writing, or electronic document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles or the by-laws or otherwise to a shareholder, director, officer, or auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's recorded address or if mailed to such person at such recorded address by prepaid mail or if sent to such person by electronic means as permitted by, and in accordance with, the Act. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable. The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

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9.2	Notice to Joint Holders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

9.3	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

9.4	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.5	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

Article 10
EFFECTIVE DATE

10.1 Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

MADE by the board the 16th day of September, 2013.

(signed) George Liszicasz

President & Chief Executive Officer

CONFIRMED by the Shareholders in accordance with the Act the day of ___________, 2013.

_____________________________

Authorized Signatory